UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ARRAY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39613
(State or other jurisdiction of incorporation)	(Commission File Number)

3901 Midway Place NE Albuquerque, New Mexico	87109
(Address of principal executive offices)	(Zip code)

Tyson Hottinger

Chief Legal Officer

(505) 881-7567

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed\:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A Conflict Minerals Report is an exhibit to this Form SD and can be accessed on Array’s investor relations website at ir.www.arraytechinc.com. The content of any website referred to in this Report (including the exhibit) is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibits

The Conflict Minerals Report provided for in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the calendar year that ended December 31, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Array Technologies, Inc.

By:	/s/ Tyson Hottinger	Date: May 31, 2024
Name:	Tyson Hottinger
Title:	Chief Legal Officer and Corporate Secretary